Filed by Sunrun Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Vivint Solar, Inc.

(Commission File No. 001-36642)

The following transcript was made available in connection with the acquisition of Vivint Solar, Inc. (“Vivint Solar”) by Sunrun Inc. (“Sunrun”):

Q2 2020 Earnings Call

August 10, 2020

Transcript

Sunrun Inc. (the “Company”) has provided the following transcript for investors’ convenience only. The transcript has been obtained from a third-party provider, InComm Conferencing, and the Company disclaims any obligation to ensure its accuracy. The Company has made formatting changes and corrected several typographical transcription errors, if noticed. Investors are encouraged to refer to the webcast replay directly for the primary source of this transcript. While the Company has made an effort to produce this transcript in a timely and accurate manner, this is not intended as a substitute for the webcast replay or any of the Company’s filings with the Securities and Exchange Commission (“SEC”). Please refer to the Company’s filings with the SEC for additional details. The Company does not assume any obligation to update this transcript for any reason, except as required by law. Please see our periodic reports filed with the SEC and our quarterly earnings presentations available on our website at investors.sunrun.com for information about metrics and important notes regarding our financial statements.

Presenters

Patrick Jobin, SVP, Finance and IR

Lynn Jurich, Co-Founder and CEO

Ed Fenster, Co-Founder and Executive Chairman

Tom vonReichbauer, CFO

Q&A Participants

Mark Strauss, J.P. Morgan

Julien Dumoulin-Smith, Bank of America

Michael Weinstein, Credit Suisse

Brian Lee, Goldman Sachs

Philip Shen, Roth Capital Partners

Colin Rusch, Oppenheimer

Jeff Campbell, Tuohy Brothers

Moses Sutton, Barclays

Marshall Carver, Heikkinen Energy Advisors

Operator

Hello, and welcome to the Sunrun Second Quarter 2020 Earnings Conference Call. At this time, all participants are in a listen-only mode. If anyone should require operator assistance, please press star zero on your telephone keypad. A question and answer session will follow the formal presentation. As a reminder, this conference is being recorded. It is now my pleasure to turn the call over to Patrick Jobin. Please go ahead, Patrick.

Patrick Jobin

Thank you operator, and thank you to those on the call for joining us today.

Before we begin, please note that certain remarks we will make on this conference call may contain and/or constitute forward-looking statements related to Sunrun, Vivint Solar, and the acquisition of Vivint Solar that involve substantial risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. All statements, other than historical facts, included in our discussion including, but not limited to, statements regarding the timing and closing of the transaction; the potential benefits and financial impact of the transaction; Sunrun’s and Vivint Solar’s plans, objectives, expectations, and intentions; the financial condition, results of operations, and business of Sunrun and Vivint Solar; and any assumptions underlying any of the foregoing are forward-looking statements. Although we believe these statements reflect our best judgment based on factors currently known to us, actual results may differ materially and adversely from those anticipated, to reflect circumstances or events that occur after these statements are made. Please refer to the Sunrun’s and Vivint Solar’s filings with the SEC, and the filings that will be made in connection with the transaction with the SEC, including the joint proxy statement/prospectus, for a more exhaustive discussion of risks and other factors that may cause our actual results to differ from projections made in any forward-looking statements. You may read and copy any reports or other information filed (or that will be filed) by Sunrun and Vivint Solar at the SEC public reference room in Washington D.C. Sunrun and Vivint Solar’s filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Although we believe these statements reflect our best judgment based on factors currently known to us, actual results may differ materially and adversely from those anticipated, to reflect circumstances or events that occur after these statements are made. Please refer to Sunrun’s and Vivint Solar’s filings with the SEC, and the filings that will be made in connection with the transaction with the SEC, including the joint proxy statement/prospectus, for a more exhaustive discussion of risks and other factors that may cause our actual results to differ from projections made in any forward-looking statements. You may read and copy any reports or other information filed (or that will be filed) by Sunrun and Vivint Solar at the SEC public reference room in Washington D.C. Please also note these statements are being made as of today, and we disclaim any obligation to update or revise them.

On the call today are Lynn Jurich, Sunrun’s co-founder and CEO, Ed Fenster, Sunrun’s co-founder and Executive Chairman, and Tom vonReichbauer, Sunrun’s CFO.

The presentation today will use slides which are available on our website at investors.sunrun.com.

And now let me turn the call over to Lynn.

Lynn Jurich

Thanks, Patrick.

We are pleased to share Sunrun’s second quarter results and progress against our strategic priorities.

We grew our base of customers 21% compared to last year, now well over 300,000 strong. In the second quarter we added 10,700 customers, representing 78 MW of deployments. Our performance exceeded our expectations at the onset of COVID, and we are on track to deliver sequential improvements in our growth and net customer margins in the back half of the year.

Consumer interest in clean, affordable, and resilient power is stronger than ever with increased outages from storms and wildfires combined with more time spent at home. Ongoing technological improvements in energy storage and electric vehicles are leading to an enhanced value proposition, as solar and batteries can affordably replace more of consumer’s energy needs and unlock virtual power plant revenue opportunities. These tailwinds combined with our increased operating efficiency and customer reach will lead to strong improvements in the value we create for our customers and shareholders.

Over the last few months, we have accelerated our corporate metabolism and operating effectiveness. Here are a few examples: our sales productivity has increased by approximately 50%; we have improved cycle time from customer signature to install; and installation labor productivity is up 20% compared to the same period last year. These changes result in reduced cost and an improved customer experience. We continue to expect $2,000 per customer of enduring cost improvements from these initiatives.

Order volumes in March and early April did decline due to restricted access to certain sales channels, not lower customer interest levels, and as a result we have lower installation volumes near-term. We are gradually and safely re-entering the retail channel; our sales team continues to successfully execute with virtual selling; and the direct-to-home channel that several of our partners utilize remains robust. Order volumes are now returning to pre-COVID levels, and we expect a significant sequential increase in deployments into Q3 and into Q4. For Q3, we expect over 20% sequential growth.

Our strategy is to be the go-to company for clean and reliable energy as our world transitions toward renewable-powered electrification. Consumers spend over $180 billion per year on electricity, and even more on all energy sources, while utilities invest more than $100 billion per year in new energy infrastructure. Today, only 3% of US households have made the transition to home solar, and yet surveys show nearly 9 out of 10 people in the US favor expanding the use of solar power.

Over the last few months we have expanded our capabilities to lead the industry and accelerate the transition to consumer-lead electrification.

In July, we reached an agreement to acquire Vivint Solar, which will expand our customer reach, provide cost synergies, and increase our base of customers. As a combined company we already have over half a million customers and will be a leading owner of solar assets globally.

In the quarter, we doubled our number of grid services awards, now totalling 10, and have over $50 million in awarded contracts or those in advanced stages. These programs are where we network solar and batteries together to form virtual power plants. They present a “flywheel” opportunity: this grid services revenue coupled with lower customer acquisition cost can enable lower customer pricing, allowing for even deeper penetration in regions with these programs. This further increases incremental recurring revenue opportunities while differentiating our customer offering.

We have now developed ‘proof of concept’ programs, in 10% of our geographies. This quarter our team was incredibly busy, launching programs with Southern California Edison, one of the largest utilities in the US, and Orange & Rockland, a subsidiary of ConEd, and three Community Choice Aggregators in California that provide power for nearly 1 million Bay Area homes.

In addition, we announced that we formed a venture to accelerate the electrification of the home with SK Group and affiliated companies. The new venture will conduct research and development activities to accelerate the adoption of renewables, the electrification of homes, and the transition to a connected and distributed consumer energy system.

Before I turn it over to Ed, I want to say how proud I am of the work our team is doing. We are focused on near-term execution, but also building the strategy for Sunrun to lead the industry forward. Our team’s ability to drive change will deliver benefits not only to customers and shareholders, but also our country.

Over to you, Ed.

Edward Fenster

Thanks, Lynn.

Today I will discuss the financing markets for our assets, our asset performance, and recap our capital runway.

We are now seeing significant tailwinds in financing markets. Our contracted, long-term, high quality recurring cash flows have always been the bedrock on which we raise non-recourse project financing to fund our growth and offer customers a compelling value proposition. The strength of these cash flows is especially apparent in environments like this one.

The positive trend we highlighted last call has continued, with capital costs in continued decline. Senior debt in particular is currently pricing at or below all-time lows. Investors increasingly appreciate the low-risk, stable cash flows of our asset class.

Consistent with my comments last quarter, customer payment trends remain strong, supporting capital costs below 6%, as performance continues to be proven through economic cycles. As of July 31, delinquencies as a percent of total PPA & lease accounts receivable in each basket — 30, 60, 90, and 120 days — are lower now than before the onset of COVID.

This is not surprising, as home electricity is at the top of the customer payment waterfall and our customers are home to open the mail. We charge less for power than the incumbent utility, and due to the tiering of electricity pricing in many jurisdictions, savings from solar grows as electricity use increases. This further enhances our value proposition.

We continue to maintain a long project finance runway that affords us the ability to be selective in capital market activities. Just in the last 4 weeks we have continued to raise tax equity at terms similar to those we saw before the onset of COVID. We also have a long pipeline of additional project finance opportunities that we are evaluating.

As of August 10, considering only committed debt and closed tax equity funds, the company’s pre-arranged financings provide capital to fund approximately 200 MW of leased projects beyond what was deployed through the end of the second quarter of 2020. We also have executed term sheets for additional project finance capital to fund installations.

And with that, I’ll now turn the call over to Tom.

Tom vonReichbauer

Thanks, Ed.

Looking now to the second quarter’s results and our outlook.

In spite of the restrictions we faced during the early stages of COVID, the Sunrun team powered through and executed well. Our Q2 volumes exceeded initial expectations and we continue to see strong sequential improvements, with sales activities back to pre-COVID levels. We also responded to the challenge presented and accelerated efforts to streamline our operations, improving both cost and customer experience.

In the second quarter we deployed 78 megawatts of solar capacity to approximately 10,700 customers. We now have 309,000 customers, growing 21% year-over-year, with most of them paying us on a recurring, monthly basis for the clean electricity we provide them, under 20 or 25 year contracts.

Deployments in the second quarter declined from the first quarter as a result of restrictions on our business during the onset of COVID, most notably in retail stores and with local permitting authorities.

Project value was approximately $31,400 per customer in Q2.

Total Creation Costs were approximately $27,600 per customer.

NPV in the second quarter was approximately $3,800 per customer.

The impact of lower volumes in our business during Q2 led to less advantageous cost absorption, offsetting gains from our operational efficiency efforts. As we saw improving indicators of sales in April, we deliberately maintained a measured level of staffing and in-market presence to be able to respond to opportunities as restrictions were lifted. Additionally, we experienced sequential increases in sales in each month of Q2, which resulted in higher in-period sales & marketing costs for volumes that will be installed in a future period, further pressuring Q2 NPV per customer.

The combination of continued operational improvements and sequential volume increases that Lynn mentioned earlier have us optimistic about the second half of 2020. We expect to see customer net values, or NPV, to continue to improve sequentially in Q3 and Q4, with Q4 levels of more than $8,000 per customer.

With the operational efficiency improvements discussed earlier, we expect to enter 2021 with an improved cost structure and higher net customer values as an independent company. We also expect the acquisition of Vivint Solar will provide additional competitive differentiation and cost leverage, with the combined entity creating additional value for customers, shareholders, and society at large.

Turning now to Gross and Net Earning Assets and our balance sheet.

Gross Earning Assets were $3.9 billion at the end of the second quarter, reflecting an increase of $31 million from the first quarter. Gross Earnings Assets is the measure of cash flows we expect to receive from customers over time, net of distributions to tax equity partners in partnership-flip structures, project equity financing partners, and operating & maintenance expenses, discounted at a 6% unlevered WACC.

We generally have several active funds at any point in time, and during the second quarter, our fund mix was more heavily weighted towards a partnership-fund that allocates more cash flows to the partner, but with a competitive cost of capital. As a result, Q2 had less growth in Gross Earning Assets, but more proceeds, and less new project debt.

Net Earnings Assets were $1.6 billion at the end of the second quarter, also reflecting an increase of $31 million from the first quarter. Net Earning Assets is Gross Earning Assets less all project-level non-recourse financings.

We ended the second quarter with $354 million in total cash, reflecting a decline of $12 million from the prior quarter, but flat on a year-over-year basis.

We believe looking at the combination of Cash and Net Earning Assets provides a way to evaluate our performance in generating shareholder value. Despite the lower volumes in Q2 and the corresponding cost absorption challenges, we increased the combination of Cash and Net Earning Assets by over $200 million compared to the prior year.

We expect to maintain our strong cash balance this year while also increasing our Net Earning Assets.

With that, let’s open the line for questions please.

Operator

Thank you. We’ll now be conducting a question and answer session. If you’d like to be placed in the question queue, please press star one on your telephone keypad. A confirmation tone will indicate the line is in the question queue. You may press star if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing star one. One moment, please, while we poll for questions. Our first question today is coming from Mark Strauss from J.P. Morgan. Your line is now live.

Mark Strauss

Hi, good afternoon. Thank you very much for taking our questions. Thank you for the detail on the 4Q unlevered NPV per household, that’s pretty interesting. Curious, though, when I look at the volumes in 3Q, you know, up over 20%, it suggests we could still see some year-over-year declines in 3Q. Question is, when do you think we could get back to year-over-year growth? Do you think that happens in 4Q, or is that more of a 2021 thing?

Tom vonReichbauer

You know, right now I think the place we’re comfortable giving real clarity is the 20% sequential into Q3, but also confidence around net customer margins in Q4. And part of that is, as we continue to navigate, you know, some of the restrictions that are still in place out in the market around—retail restrictions, little bit of slowness in some permanent locations. But the growth into Q3, we feel very good about, and you know, we feel well-positioned going into 2021.

Mark Strauss

Yep, sounds good. Okay, thank you. And then just one follow-up, just any feedback that you’ve received from, you know, any of your dealer partners, your financing partners, kind of your entire value chain sense; the acquisition of Vivint was announced, any qualitative color you could provide would be great.

Lynn Jurich

Yeah, the response has been very strong. You know, the channel partners in particular are excited about what a larger scale can bring in terms of, you know, product offerings and brand recognition, and you know, improved pricing for customers as well. You know, I think as we’ve noted in the past, it’s such a fragmented industry still. And you know when we look at even just our kind of internal data of how many customers or leads that we’ve touched end up becoming, you know, a Vivint customer, it’s about three percent. It’s very small. And again, just underscoring that there just isn’t a lot of—you know, that kind of rising tide, let’s all build an awareness is really what the industry needs at our penetration level. So I would say it’s been quite positive, the response.

Mark Strauss

Great. Okay, that’s it for us. Thank you.

Lynn Jurich

Thank you.

Operator

Thank you. Our next question today is coming from Julien Dumoulin Smith from Bank of America. Your line is now live.

Julien Dumoulin-Smith

Hey, good afternoon, everyone. Thank you for the time. Just to clarify here on the acquisition, how are you thinking about the integration process in terms of consolidated growth metrics, right? So, talk about that, and customers, etcetera. But let me put it this way, if you thought about the previous expectations for Vivint and Sunrun separately, especially not just in the next quarter but sort of compounding through the years, how are your initial expectations trending against that combined pro-forma outlook?

Lynn Jurich

Sure. You know, one, I just have to emphasize again, the transaction has not closed yet. So we’re very much running the two companies as separate entities, as you might expect. I think the—you know; we don’t believe there are any strong revenue or growth dis-synergies. And you know, part of why I give that example of how little the overlap is, is really just to underscore that. I think they’re—you know, so no reason to believe that, just when you put the two companies together, they can still—each complementary sales model can still generate the sort of historical rates that they’ve each discussed—that we’ve each discussed.

But there’s a couple opportunities that I think really unlock more growth and more value. And the first one is with batteries. You know, we’ve been—Sunrun has been a leader in that, and Vivint has not had the same penetration levels that we have. And so that’s a really immediate incremental value creator, is to increase the mix of battery sold through their salesforce. The other thing we’re excited about from a differentiation standpoint are the emergence of these grid services contracts, which we really do believe are—you know, create a sort of flywheel effect in order to take share locally.

So, you know, we’re the company who has the contract with the utility to provide the batteries and the capacity. You know, it gives us a customer acquisition edge, which allows us to, you know, pass some of the savings along to the consumers, generating, you know, more density, which then makes your grid services that much more valuable to the grid, because you’re operating at an even bigger scale. And when you look at the direct-to-home model that Vivint brings, it’s quite supportive of these grid services-type programs, where you really want to target—you know, you can more directly target the salesforce in the areas where you have the virtual power plant contracts. So I think there’s some new, you know, unlocks around growth, particularly around, you know, not just more megawatts but increased value per customer.

Julien Dumoulin-Smith

Right. And can you talk, just briefly here, on the contracted gross earnings asset? I mean, obviously somewhat flattish over the quarter, not—obviously there’s seasonality dynamics here and cash dynamics, but how are you thinking about that through the course of the year, in growing your core earnings base here? And also just talk about your cash expectations given the sharp recovery here through year-end, if you can, too.

Tom vonReichbauer

Yeah, so, as you noted, in Q2, specific fund (inaudible) that led to, yeah, a smaller increase in gross earning assets but no additional project debt there. And so you see that flow-through fully on NEA. I think as we move forward, you know, we continue to have a range of funds able to deploy. I think the headline here is that we intend to maintain cash and grow net earning assets over the balance of the year here, and so, feel well-positioned in that regard.

Julien Dumoulin-Smith

Okay, not ready to commit further on cash?

Tom vonReichbauer

No.

Julien Dumoulin-Smith

Okay. Alright, fair enough. Thanks guys.

Lynn Jurich

Thank you.

Operator

Thank you. Our next question today is coming from Michael Weinstein from Credit Suisse. Your line is now live.

Michael Weinstein

Hi, guys. Hey, could you guys talk a little bit about the comeback and demand that you’re seeing in the second half, at least in the third quarter? Specifically, you know, what kinds of things are you—what kind of assumptions are you making that demand will rebound? Are you looking at states where only, I guess, the virus is starting to recede, or would a second lockdown in any particular place upend those assumptions in any way?

Lynn Jurich

Yeah, good question. I think, you know, what we—you know, a couple things are different versus, you know, what happened in March, even if there’s a second wave. One is, we’ve clarified with different jurisdictions that we are an essential service, so we’ve been through, you know, that cycle. We’ve instituted all the practices to install safely, we’ve pivoted the sales team digitally. So, all of those initiatives, which we were able to get done quickly but you know, they still took some time to put in force, are already, you know, operating improvements that we’ve made and would enable us to, you know, continue to perform even stronger if there were to be even additional restrictions.

At this point right now, we’re not restricted from installing anywhere. we still have some, you know—some of the big box retail stores that we’re not fully ramped back in, so that is putting a little bit of a drag on the year-over-year comp. But the point really—the reason we have the conviction is one, we have the backlog. Two, the—you know customer interest was never the problem. The problem—you know, the reason for the slowdown was really just, you know, the restrictions in operating. And you know, three, we’ve worked through a lot of those operating restrictions to have back-up plans, if not even—you know, one of the benefits of this whole situation, which we’ve touched on in earlier calls is, it has forced us to make faster operating improvements that will endure.

You know, so—you know, yes, this quarter doesn’t look great from a year-over-year growth rate, and you know, the margin is lower because we have less, you know, to put—to spread the fixed costs around. But it’s really the changes we were able to make in this quarter are really going to benefit us, you know, as we exit this and return to more business as usual.

Michael Weinstein

Gotcha. And as a follow-up, for battery storage adoption, how is that looking in the second half, and in the third quarter specifically? Have the blackouts in the northeast, or have the outages from the storms that have—you know, that we’re all hearing about right now and living through, has that had any noticeable effect on battery storage adoption—

Lynn Jurich

—Huge—

Michael Weinstein

—Especially in New England, you know, we’ve—

Lynn Jurich

—Huge. Yeah, absolutely. There’s two things that are happening in the back half of the year that should increase storage adoption. The first one is the consumer pain point from the storm and the outages, and you know, we haven’t had any wildfires show up yet, we’re just emerging into that season here in northern California. If you just think about numbers, you know, if 1.3 million New Jersey residents didn’t have power, in California last year there was two and a half million that lost power. So again, think about, you know, even just penetrating in those sort of markets.

You know, we as a combined Vivint and Sunrun, we’re, again, one of the largest solar assets globally, solar owners globally, and we only have 500,000 customers. So even just, you know, if you think about the market size available to us in place of where people have felt real restrictions in terms of how they are living, I think that will increase adoption considerably.

The other thing that we have happening, is for the first time really in quarter, we are seeing price improvements on the battery system. So we will be—you know, the price improvements for the battery that we’re selling back half of this year is 15% lower than first half.

And you know, again, we’re going to be passing through, you know, some of that onto our customers to just make the value proposition stronger. So the—so those two factors give us confidence that we’ll start to see increased adoption. Then the third is really, as these grid services programs get more attraction, you know, we’re having—we have the utilities marketing on our behalf, making customers aware that, you know, solar and batteries is a resilient, technologically-ready, affordable solution. So, those will all combine to make us quite optimistic.

Michael Weinstein

Thanks a lot, Lynn.

Lynn Jurich

Thank you.

Operator

Thanks. Our next question today is coming from Brian Lee from Goldman Sachs. Your line is now live.

Brian Lee

Hey, everyone. Thanks for taking the questions. And maybe, Lynn, just to follow-up on the last part of the answer you just gave. I might’ve missed some of the details here, but you mentioned I think 10 grid services contracts during your prepared remarks, and then $50 million in revenue opportunity. Is that annual revenue, or is that over the course of the committed contracts in aggregate? And then you also mentioned the pipeline. Can you give us a sense of how many more negotiations you have at an advanced stage, and a sense of what the incremental revenue opportunity, that pipeline could be worth versus the 50 million?

Lynn Jurich

Sure. So the 50 million is at—over the life of the contract. You know, and our strategy is really, how do we—you know, because you have to open up these markets. The markets have not been necessarily designed to have a mechanism where they can pay for the value that the battery adds. So, let me give you one small example. In California, for example, we get paid for reducing the amount of load the home is using, but there’s no mechanism to actually get paid for pushing extra power back into the grid.

So, what we’re doing is, you know, going across the country trying to find the areas that would most benefit from these virtual power plants and really helping change the rules and pilot programs that prove these assets work, and they can replace traditional capex. So today, we’ve, you know, sort of convinced or made the market development, for lack of a better term, about 10% of our geographies, to start to pilot and test these virtual power plants. Our pipeline would have us being able to address about 50% of our current geographies. So it’s very early still.

You know, and again, we want to caution people that, you know, these early programs do affirm our view that grid services can add an incremental, you know, 2000-ish per customer. That is really affirmed by the negotiations in these early contracts, but they’re still very much, you know, pilots, proven out, develop the market. And so, it’ll be meaningful, but it’s not a—you know, it’s not going to be a huge revenue line item in 2021.

Brian Lee

Okay, fair enough. Appreciate the color. And then just a second question here, for—maybe for Ed on the financing markets. Appreciate the update as usual on your runway, but can you speak to specifically on some of the tax equity market? There seems to be a bit more chatter and maybe concern about 2021 availability, just given how banks are posturing right now. Just wondering if you can speak to that some, and then what sort of confidence or visibility you have to secure the funding needed for next year from that particular financing partner and group? Thanks.

Ed Fenster

Sure. So, you know, we continued to feel comfortable with the tax equity pipeline, both the committed capital that we have and the discussions on going that we have to lengthen it. You know, our pipeline is—you know, our committed capital brings us into next year. You know, Vivint announced the same, you know, in their reported earnings. And frankly, I think if there’s a little tightness, it might actually accrue to our benefit.

You know, residential is a flow business, it’s a smooth earnings profile for banks that use it. It has much more diversity of risk than do utility scale projects, and the counterparties find it relatively easy to transact. And we’re obviously, you know, the massive market leader. So I continue to be comfortable in tax equity, both—you know, certainly in 2021.

Brian Lee

Okay, and just maybe as a quick follow-up, any thoughts around—you know, not trying to get you to look into your crystal ball for the election, but dependent on election outcomes, do you think there could be implications that are meaningful for the tax equity markets, and kind of your availability?

Ed Fenster

Well—so, I mean, obviously there are an increasing number of paths—you know, winning paths, in terms of a federal outcome currently. So, there are a large number of paths to an ITC extension. You know, that could come with a new senate, a new president, a big relief package. You know, corporate income tax rates could go up, you know, which actually are a benefit for an industry like ours, which has as much. depreciation as it does.

You may recall when the corporate tax rate was reduced, we lost about 10-cents a watt in project value. So we actually prefer higher corporate tax rates. Higher corporate tax rates would also suggest that, you know, other companies would pay more income taxes and that might help the depth of the market. But again, you know, whether or not we see an increase in the depth of the market, you know, we feel comfortable with our ability to finance the business in 2021.

Brian Lee

Alright. Thanks so much. Appreciate it.

Lynn Jurich

Thanks, Brian.

Operator

Thank you. Our next question is coming from Philip Shen from Roth Capital Partners. Your line is now live.

Philip Shen

Hey guys, thanks for the questions. First question is a follow-up on storage. Sorry if I missed this, but was wondering if you might be able to share your storage attach rate was for Q2, and then, what do you expect it to be in Q3 and four?

Lynn Jurich

Sure. You know the—we’re seeing strong incremental improvement. It’s highly variable based on geography, as you know. So it’s, you know, 100% in Hawaii, California is in the, you know, high-30s percentage, and then you know, some of the other markets are at zero. So, you know it’s a—based on some of the disclosures we’ve provided previously, it’s incrementally improving, but we’re not, you know, giving an overarching number, just especially given that we don’t really manage geo by geo, you know, that’s not how we run the business.

So, I think for the other reasons I listed, which is we’re coming out with a lower priced option, as well as the pain that people will feel from these outages, I would expect more acceleration in that attach to happen in the back half of this year. But certainly it’s steadily growing, it continues to grow, you know, much faster than the solar only product.

Philip Shen

Great. Thanks, Lynn. As it relates to your grid services, you know, historically I believe you guys have not been too keen on integrating generators into your offering. But some say that solar plus generator can be complimentary. And so, just wanted to see if you see any benefits in adding generators as an option to VPP’s and to your customer base, and just what’s your latest view on generators in general?

Lynn Jurich

You know, well, certainly there is—one of the things that’s unique about, you know, the residential market, is there’s a lot of different use cases, and there’s a lot of—you know, each home can be specific, each area can be specific with some of the constraints or the energy pattern use in the house. So there are probably applications where, you know, solar battery plus generator can make sense, especially if you really want reliable off-grid power. I do think that that’s a minority of cases. With the battery and the solar, as we have proven through, you know, multiple outages over the last couple years, they work, they work for multiple days, you know, the solar recharges the battery, the battery powers you through the night.

So, it’s unclear for, you know, sort of an average customer that’s just looking for relief from temporary blackouts why a generator is necessary. You know, the other just structural advantage of the battery is because of the ability to use the battery for grid services and load shift every day. It’s just a useful asset. It’s a useful asset versus, you know, a generator that just kicks on, you know, when the power is out. So it’s a much more efficient technology when you look system-wide, in addition to being, you know, carbon free, and in addition to the fact that, you know, with our business model, selling it as a service, solar plus the battery, you know, people can adopt it with zero upfront costs.

Philip Shen

Okay, great. And then one more if I may, in terms of, you know, you talked about your NPV per customer being $8,000 in Q4, was wondering if you could kind of give us a little bit more color on the cost per watt trend? We saw 372 per watt in Q2, where do you see it in Q3 and four? I can imagine it’s inversely related with that customer NPV, which turns out to be about, I think a dollar plus per watt, but wanted to see if you could comment on that a bit more. And then also as it relates to safe harbor in Q4, given the many paths to an extension and so forth, what is your view now on safe harboring in Q4 for this year?

Tom vonReichbauer

Yeah. So on the—

Ed Fenster

—Sure. So—

Tom vonReichbauer

—Go ahead, Ed.

Ed Fenster

You can go first.

Tom vonReichbauer

Alright. So on the questions around Q4 in terms of the cost and what that looks like, you know obviously, the improved volumes and again over 20% sequential increase into Q3, and then expected continued increased into Q4, helps us a lot with cost absorption. You’ll notice we’re really trying to shift towards talking about these in customer terms, because that is the appropriate unit of measure, especially as you deploy more things like batteries that, you know, don’t divide back into a per watt thing on a very reasonable basis. So, you’ll see cost improvements there, a continuation of both cost absorption at higher volumes and the operational efficiency gains that we’ve talked about. You’re right, that $8,000, you know, does translate to more than a dollar per watt. And so that’s, you know, I think a good framework to be thinking about.

Ed Fenster

And as to safe harbor—so first, I would make the point, we executed an approximately 500-megawatt safe harbor program heading into this year, and so expect to have, you know, a triple-digit number of megawatts, you know, safe harbored at a 30% credit in 2021 regardless. Obviously we are carefully tracking, you know, as I mentioned before, the different possibilities that may exist for extension.

You know, one of the advantages we have here is, you know, as an extremely large purchaser of equipment who’s regularly in the market, and the clear, you know, industry leader, you know, we have a lot of capability, you know, with our suppliers to make these decisions, you know, as late as possible, we also have balance sheet flexibility. So this will probably be a decision that we are going to make, you know, over time and closer to the end of the year based on evolving information, and we’ll be able to share more at a later time.

Philip Shen

Thank you all. I’ll pass it on.

Operator

Thank you. Our next question is coming from Colin Rusch from Oppenheimer. Your line is now live.

Colin Rusch

Thanks so much. You know, could you help us understand how you guys are thinking about potentially passing on cost savings onto customers, expanding the addressable market and moving into new geographies?

Lynn Jurich

Yeah, I think that’s a great question, and something we’re going to work through. And there’s probably a different strategy for different segments and different geos. I mean, if you kind of add up the opportunities that we have, you know, that we see available to us, I mean, we sort of see, you know, as we mentioned, our operating improvement can generate 2,000 of NPV per customer, you know, grid services could generate another 2,000, you know, per customer.

The synergy number, you know, that feel confident in with Vivint at 90 million is another, you know, almost dollar a watt—or, excuse me, a thousand dollars per customer. So, all those opportunities are available to us, and then we’ll be—you know, and then we have the battery hardware cost improvements, you know, and other, you know, improvements on the costs, on the materials costs side. So there’s a good, solid bucket of value to be distributed to, you know, the customers in order to grow share. And you know, that—again, when we look at the potential market size of—you know, and we see that three percent of US homes have adopted, you know, growth is really delivering good value to our customers and growth is really the priority for us.

Colin Rusch

Great. And you know, could you give us an update on trends and sales conversion, you know, from leads into actual sales? Especially as folks are spending more time in their home and looking at home improvement projects throughout COVID.

Lynn Jurich

Yeah. It’s an exciting—it’s really an exciting development. You know, if we look at what we’ve seen, you know, 50% uptake in productivity per sales rep, and that’s really—you know, it’s simple, but it’s attributed to the fact that the majority of them say they’ve saved 10 hours per week driving.

And so, you know, you see—there’s puts and takes through the whole sales process. So one, our sales people are able—50% more effective in getting, you know, reach, converting customers per week. And you see a little bit of a lower conversion from the, you know, virtual sale versus the in-home sale, but you make up for it really in terms of how many of those customers are actually really being fulfilled all the way through to install. So, you know, again, the initial indications are, this could size to about a thousand dollars of, you know, savings per customer in these productivity improvements, and we’re really encouraged that they’re sticking.

Colin Rusch

Got it. Thanks so much.

Operator

Thank you. Our next question today is coming from Jeffrey Campbell from Tuohy Brothers. Your line is now live.

Jeffrey Campbell

Good afternoon. Offering a benefit to an existing customer to participate in a VPP is easy to understand, but I’d like to better understand how this aids in new customer acquisition. Does this essentially mean that Run will devote any of its margin that it receives from the VPP to lower the new customer cost and gain that market share, or is it something else?

Lynn Jurich

Yeah, our plan certainly is to, you know, pass on a portion of the savings to the customer. We think that, you know, there’s—you know, when you, again, look at the combined benefit of the lower acquisition costs plus the grid services revenue, it definitely makes sense to, you know, pass them through to the customer and generate more, you know, assets on that virtual power plant.

And as I said, sort of, it has a flywheel effect because the more that you can contribute, the bigger your VVP, the more, you know, opportunities there are to open up some of these markets and to really, you know, change some of the regulations and the way these things are compensated to really get fair value for all the services that the batteries provide. So, that’s just the—you know, it’s a calculation that we’re going to make, you know, sort of program by program.

And just to give a really tangible example, you know, with these CCAs in California. So the programs are, the utilities will spend on marketing for us. They’ll spend on, you know, emailing their customer bases, saying there’s this opportunity available. We’ll give customers a discount, but it’s more than offset by just the efficiencies gained by the lower acquisition costs and then the increased grid services revenue.

So there isn’t a specific formula, it’s very much going to be market by market value proposition driven. But you know, again, our ambition is, you know, we need to electrify the country, and we need to be on all roofs and have batteries in every single home. And so, we’re driving hard on, you know, lowering that cost to make that, you know, not a barrier, to make us more competitive in more geographies. That’s—you know, that’s strategy number one.

Jeffrey Campbell

And just to quickly follow up on what you just said, which was very helpful, when you’re talking about catalysts of regulatory change, that loops back to what you were talking about. earlier, where you may not be getting paid for power that you’re putting into the grid, and you want to get credit for that. Is that the kind of thing we’re talking about?

Lynn Jurich

Mm-hmm, mm-hmm. Exactly. And the more—

Jeffrey Campbell

—And my follow—oh, I’m sorry—

Lynn Jurich

—And the more you’re a reliable and scaled resource, you know, the more motivating—the more air time you’re going to get to actually effect those changes, because it’s worthwhile for the regulators.

Jeffrey Campbell

Right. Well, yeah, definitely. My follow-up is, can you just provide any kind of color. regarding the sort of R&D you expect to do in the JD with SKENS to obtain your acceleration goals that you outlined in the press release? Thanks.

Lynn Jurich

Mm-hmm. Sure, thanks for asking about that. We really do believe that we’re at a, you know, tipping point around big scale electrification of homes and cares. You know, I think people are just now starting to really realize that it’s only going to grow, that you know what, life is better with renewable powered, you know, all-electric energy sources. It’s better to drive an EV, you know, electric heating is better, solar and batteries provides resiliency, it’s a better power source, and it can all be done affordably, you know?

Like if you run the math on converting the home, you know, eliminating a natural gas line into the house, which a lot of communities are banning now. A lot of utilities are saying, hey, I don’t want to actually invest in this infrastructure anymore because it’s going to be obsolete. So we just believe strongly that this trend of electrification around the house and the EVs are going to happen.

And so the JV is really exploring, you know, different ways of attacking that problem, you know, different products and services, and then again making sure that we’re not just providing a solution for a single home, we’re actually networking everything together to build really an energy internet. So the specifics are, we’re not commenting on, but what the vision is to really accelerate this home electrification.

Jeffrey Campbell

Okay. Thank you.

Operator

Thank you. Our next question today is coming from Moses Sutton from Barclays. Your line is now live.

Moses Sutton

Thanks for squeezing me in. Any update on ABS issuances, perhaps the chance to do another transaction this year or are we looking at 2021?

Ed Fenster

Sure, Moses. This is Ed. So, the ABS market has definitely recovered nicely, and could potentially make for a good issuance. Generally speaking, you know, spreads are still a little bit wide of where I expect them to be, even over the next six months. And so that would, you know, in our mind, make a bank market transaction more attractive on a full-term basis because they can be called immediately and refinanced as spreads compressed. So, while I think you may start to see some very attractively priced solar ABS transactions, I still think probably for us it is more likely a 2021 next issuance.

Moses Sutton

Got it, very helpful. And then switching gears here, the renewal per watt—I’m really speaking per watt here, it’s dropped another 10 cents per watt or so. Is this a function of sort of geographic mix, areas with lower PPAs, lower escalators, how should we sort of think of the drivers there?

Tom vonReichbauer

The primary thing on renewal there is just the continued shift to more 25-year contracts versus a larger mix of 20-year in the past. And so, you see renewal decreasing due to the shorter time horizon there.

Moses Sutton

Got it. Are 25 years now more—

Ed Fenster

—Just to clarify that, we only report through the 30th year irrespective of the contract life. Not all of our peers do it that way, so I just want to underscore that.

Moses Sutton

Got it, very helpful. And are you more toward 25-year contracts now or it’s still sort of an even blend?

Tom vonReichbauer

Correct. Twenty-five years are the primary.

Moses Sutton

Great, great. And then just one last one, committed financing already, you know, you still haven’t placed for 200 megawatts go-forward. How much—are you able to give a number of how much the term sheets would cover, if we sort of added that? I know that’s not the same committed level, but how might we think of that level?

Ed Fenster

So obviously we have, you know, term sheets, you know, foreign, and can exist in multiple areas of the capital structure, tax equity, senior and junior debt. And so, you know, as you start to move past that, you know, some are longer than others, so we thought this was a nice place to cut it. But certainly if I think about the term sheets that we have and the discussions that we have, you know, with counterparties, you know, hundreds and hundreds of millions of dollars of additional capital.

Moses Sutton

Got it. Thanks, very helpful.

Operator

Thank you. Our next question today is coming from Marshall Carver from Heikkinen Energy Advisors. Your line is now live.

Marshall Carver

Yes, good afternoon. Thanks for the question. You talked about the BVPs as not being approved yet in most areas so there’s no way to monetize that. If that does get approval, could we see an immediate uplift to growth in net earning assets?

Ed Fenster

I can—this is Ed. So, you know, currently—

Lynn Jurich

—Right, yeah—

Ed Fenster

—Lynn, you want to go ahead?

Lynn Jurich

No, go ahead.

Ed Fenster

I was just going to say, you know, we currently, you know, do not estimate uncontracted grid services revenue in our reporting of contracted and renewal gross earning assets. So to the extent that there were some sort of change in policy and it were contracted, you would start to see it. But if it were just a change in policy in uncontracted, although that would be a significant value enhancement, you know, at this moment in time, we’re not including that in the reporting numbers.

Marshall Carver

Okay. Thank you. And I—a follow-up. So Vivint talked about offering batteries in only a few states, and talked about it being either barely profitable or not profitable in most areas. You offer batteries almost everywhere; do you see the battery offering as a profit center or more of a way to attract customers?

Lynn Jurich

Definitely both. I think the—you know, I think we’ve been innovators on figuring out how to deliver the battery and the solar as a service. Again, so if you look at where competitors are in terms of pricing for if you want to purchase a battery, with all the labor and everything it can range from, you know, 8,000 to 12,000 plus, a lot more if you want multiple batteries. You know, so, I think, if you’re—it depends on, again, also how important reliable power is to you.

And so I think also, you know, maybe that seemed expensive before two and a half million people in the Bay area had their power shut off, and 1.3 in New Jersey. You know, when you have that happen to you, you know, maybe that doesn’t sound as expensive. Also, as I mentioned, we really deliver it as a service and helped arrange the financing for it, so that it can be a compelling value proposition out of the gate without a huge capital outlay. So, you know, we have—we did announce as part of the—you know, when we were on the call together announcing the signature of the acquisition that we did see this as a pretty strong synergy.

Marshall Carver

Alright. Thank you very much.

Lynn Jurich

Thank you.

Operator

Thank you. We’ve reached the end of our question and answer session. I’d like to turn the floor back over to Lynn for any further or closing comments.

Lynn Jurich

Nothing further from me. Thank you all for listening, and we will be in touch soon. Take care.

Operator

Thank you. That does conclude today’s teleconference. You may disconnect your line at this time, and have a wonderful day. We thank you for your participation today.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements based upon or relating to Sunrun’s and Vivint Solar’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “will be,” “will likely result” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements may include, but are not limited to, statements concerning the expected benefits of the transaction; cost synergies and opportunities resulting from the transaction; Sunrun’s leadership position in the industry; the availability of rebates, tax credits and other financial incentives including solar renewable energy certificates, or SRECs, and federal and state incentives; regulations and policies related to net metering and interconnection limits or caps and decreases to federal solar tax credits; determinations by the Internal Revenue Service of the fair market value of Sunrun’s and Vivint Solar’s solar energy systems; changes in regulations, tariffs and other trade barriers and tax policy; the retail price of utility-generated electricity or electricity from other energy sources; federal, state and local regulations and policies governing the electric utility industry and developments or changes with respect to such regulations and policies; the ability of Sunrun and Vivint Solar to manage their supply chains (including the availability and price of solar panels and other system components and raw materials) and distribution channels and the impact of natural disasters and other events beyond their control; the ability of Sunrun and Vivint Solar and their industry to manage recent and future growth, product offering mix, and costs (including, but not limited to, equipment costs) effectively, including attracting, training and retaining sales personnel and solar energy system installers; Sunrun’s and Vivint Solar’s strategic partnerships and expected benefits of such partnerships; the sufficiency of Sunrun’s and Vivint Solar’s cash, investment fund commitments and available borrowings to meet anticipated cash needs; the need and ability of Sunrun and Vivint Solar to raise capital, refinance existing debt and finance their respective obligations and solar energy systems from new and existing investors; the potential impact of interest rates on Sunrun’s and Vivint Solar’s interest expense; the course and outcome of litigation and investigations and the ability of Sunrun and Vivint Solar to consummate the transactions contemplated by the definitive transaction agreement in a timely manner or at all. These statements are not guarantees of future performance; they reflect Sunrun’s and Vivint Solar’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive transaction agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty regarding the timing of the receipt of required regulatory approvals for the Merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the definitive transaction agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the Merger and other transactions contemplated by the definitive transaction agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the Merger; uncertainty as to the effects of the announcement or pendency of the Merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Sunrun’s and Vivint Solar’s common stock; the ability of Sunrun and Vivint Solar to raise capital from third parties to grow their business; any rise in interest rates which would increase the cost of capital; the ability to meet covenants in investment funds and debt facilities; the potential inaccuracy of the assumptions employed in calculating operating metrics; the failure of the energy industry to develop to the size or at the rate Sunrun and Vivint Solar expect; and the inability of Sunrun and Vivint Solar to finance their solar service offerings to customers on an economically viable basis. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Sunrun’s and Vivint Solar’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Any financial projections in this filing are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Sunrun’s and Vivint Solar’s control. While all projections are necessarily speculative, Sunrun and Vivint Solar believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that Sunrun and Vivint Solar, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Sunrun’s registration statement on Form S-4, filed with the United States Securities and Exchange Commission (“SEC”) on August 14, 2020 and Sunrun’s and Vivint Solar’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Sunrun and Vivint Solar assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Sunrun’s and Vivint Solar’s actual future results may be materially different from what Sunrun and Vivint Solar expect. Sunrun and Vivint Solar qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the Merger, on August 14, 2020, Sunrun filed with the SEC a registration statement on Form S-4 (Registration No. 333-246371) (the “registration statement”), which included a document that serves as a prospectus of Sunrun and a joint proxy statement of Sunrun and Vivint Solar (the “joint proxy statement/prospectus”). These materials have not yet been declared effective, are not yet final and may be amended. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Sunrun and Vivint Solar. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF SUNRUN AND VIVINT SOLAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement, joint proxy statement/prospectus and other documents filed by Sunrun and Vivint Solar with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Sunrun will be made available free of charge on Sunrun’s website at http://investors.sunrun.com/ under the heading “Filings & Financials” and then under the subheading “SEC Filings.” Copies of documents filed with the SEC by Vivint Solar will be made available free of charge on Vivint Solar’s website at http://investors.vivintsolar.com/ under the link “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation

Sunrun and Vivint Solar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sunrun common stock and Vivint Solar common stock in respect of the proposed transaction. Information about Sunrun’s directors and executive officers is set forth in Sunrun’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Sunrun’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2020 and April 17, 2020, respectively. Information about Vivint Solar’s directors and executive officers is set forth in Vivint Solar’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Vivint Solar’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on March 10, 2020 and April 24, 2020, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger when they become available. Investors should read the registration statement and the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.